

OFFERING MEMORANDUM

facilitated by



Farthest Star, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Farthest Star, LLC
State of Organization	MA
Date of Formation	07/18/2019
Entity Type	Limited Liability Company
Street Address	291 N Main St, Natick MA, 01760
Website Address	www.fartheststarsake.com

(B) Directors and Officers of the Company

Key Person		Todd Bellomy
Position with the Company	Title	Owner and Founder
	First Year	2019
Other business experience (last three years)		**FARTHEST STAR, LLC** Founder / Sole Proprietor (8/2018-present) • Consultant in the beer and sake industries • Services include brand development

and marketing, brewery planning and scalability, sake-brewer training, recipe formulation, sensory analysis, and standard lab practices, networking, and regulatory affairs advice

- Business planning and fundraising for sake brewery in development

Dovetail Sake, Waltham, Massachusetts

Co-founder / Brewer (2/2014-7/2018)

- Conducted 2 years of research and development, including recipe formulation, brand creation, state and federal regulatory compliance, material sourcing, establishing vendor relationships, and website development

- Promoted Dovetail Sake through social media, marketing, and interviews for print, radio, and broadcast media

- Developed 3 sake styles, including brewing, ingredient sourcing, lab analysis, branding, and packaging

- Responsible for all sales and delivery, maintaining 80 accounts in Metro-Boston, and billing

- Educated the burgeoning market through tastings, events, lectures, and festivals

The Boston Beer Company, Boston, Massachusetts

Consumer Relations Representative (2/2006-1/2014)

- Sole contact for consumer input about all products handling +/-1200 consumers per month

- Managed all consumer issues, including product retrieval, lab analysis requests, and refunds

- Implemented a vender solution for collecting and managing consumer data

- Supported sales team by providing beer-food pairing ideas and product information

- Conducted beer dinners (25 annually), special dinners, tastings, tours, and talks

Reporting to Public Relations / Brand Development Department (6/2008-1/2014)

- Analyzed and distilled consumer data into statistical and trend reports

- Recruited, trained, and supervised a college intern

- Conducted research on issues pertaining to beer history, culture, and packaging

Reporting to Brewing & Quality Department (2/2006-6/2008)

- Organized, staffed, and executed marketing initiatives, including beer festivals, tastings, and brewery tours

- Participated in and organized daily sensory analysis taste panel

- Resolved quality issues by working with staff at all brewery locations

Training:

- Brewed with the R&D brewers; Beer Certification Program I & II; Negotiation and Selling Skills, Media Training, Boston Beer Company, In-house Training, Boston, MA

- Master of Beer Styles and Evaluation, Siebel Institute, Chicago, IL

- Owens-Illinois Glass University, OI Campus, Perrysburg, OH

- Customer Relations Certification, Customer Care Institute, Chicago, IL

- Hop and Brew School, Hopunion, Yakima, WA

Asahi Shuzo (Dassai) *Sake* Brewery, Yamaguchi-ken, Japan

Sake Brewing Intern (1 week, June 2009)

- Trained in all parts of a sake brewery gaining experience in all aspects of sake brewing

Friendly Connections (United Way-funded Organization), Greenwich, Connecticut

Program Assistant (4/2004-1/2006)

- Solicited participation a free telephone-outreach service for senior citizens

- Communicated with participants, vendors, and inquirers through a 4-line phone bank and 18-line teleconference system

- Produced a monthly newsletter, which circulated to 2,200 readers and promoted the program and the monthly activities

English Language Schools, Shizuoka and Tokyo, Japan

English Teacher (8/2001-9/2003)

- Taught English to individuals and groups of students and recruited new students

Koji Hiroshi (Sword Smith), Saitama, Japan

Artisan's Apprentice (11/2000-8/2001)

- Participated in the construction and smelting of sword-grade steel

- Passed examinations on the history of the craft of sword making

Judie's Restaurant, Amherst, Massachusetts

Chef & Waiter (4/1994-10/2000)

- Created a daily menu, cooked, and served at a high-volume restaurant

- Supervised and trained new kitchen employees

SKILLS:

Competent conversational Japanese language speaker

Trained sensory analyst

Very experienced at food and beer/sake pairing and menu creation

Adept at social media and blogging: www.BostonSake.com

EDUCATION:

BS MULTIDISCIPLINARY STUDIES, CONCENTRATING IN BUSINESS, UNIVERSITY OF BRIDGEPORT, CT (2005)

Coursework in Japanese Language,

	University of Massachusetts at Amherst (1992-98)
	Coursework in Liberal Arts, Bridgewater State College, Massachusetts (1990-92)
	PROFESSIONAL ACTIVITY & CERTIFICATION:
	Guest lecturer, Cambridge Culinary Institute, Cambridge, MA (recurring since 2016)
	Speaker, Microbiological Science Initiative, Harvard University, Cambridge, MA (2/2014)
	Certified Cicerone (5/2013)
	Certified Sake Advisor (10/2012)
	Speaker, 2012 Craft Brewer's Conference, San Diego, CA
	Collaborative Brewer, Cambridge Brewing Company, Cambridge MA (2010 – Present)

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Todd Bellomy	100%

(D) The Company's Business and Business Plan

The Opportunity

Farthest Star Sake brewery and taproom will be the only one of its kind in New England. By investing in Farthest Star Sake, you will support a business that is on the frontier of the alcohol industry in North America.

Investment will provide capital to help build out the brewery and taproom, as well as support initial sourcing and installing equipment, procuring ingredients, stocking packaging, and licensing to brew, sell, and distribute sake. With fewer than 20 sake breweries in North America, our brewery and taproom will truly stand out.

The Product: Sake

Everything about drinking sake is easy: it's fruity, complex, refreshing, naturally gluten-free, and comes in an interesting array of flavors and styles . Everything about making local, fresh sake is challenging: growing koji (the microorganism that makes rice into sugar for fermentation), washing and steaming hundreds of pounds of rice per batch, maintaining consistent fermentation temperatures, and keeping the quality high throughout the process from grain to glass. Unlike the cheap, mass-produced sake served hot to disguise its underwhelming flavor, fresh, high-quality sake is an explosion of aroma and flavor that makes you wonder how so much could be hidden in rice. We are excited to share the never-ending pursuits of drinking and making sake with you!

Strategy to Stand Out

The craft beer and cider market in Massachusetts is crowded with quality products and brewer product support; while sake is predominantly a Japanese-export with little-to-no direct brewery promotion. Our locally-focused sake brewery and taproom model will inherently be different because we will have opportunities for daily market impact and consumer impressions without the limitations of distance and expense suffered by Japanese breweries, whose US visits are mostly limited to New York City and Los Angeles once or twice per year. This advantage is underscored through our uniqueness, local brand affinity, education, and cost of entry.

Uniqueness - Without another Massachusetts sake brewery, our brewery will hold a unique position in the market offering the only fresh and local option (the only Sake brewery between Brooklyn and Toronto!). Also, because sake is a brewed alcohol, it has a place at brewfests, where it is often the only gluten-free option.

Local Brand Affinity - Craft beverage enthusiasts are always ready to support a new craft brew, especially a high-quality, local one. Experience indicates that a cool local sake brand will draw customers and strong supporters.

Education - Consumers will be able to visit the taproom to taste the freshest sake, see the brewing process, engage with the brewery staff, and try experimental or limited brews. In addition to regular business, the taproom provides the brewery with space for weekend sake appreciation, tasting, and pairing classes and events.

Cost of Entry - Most sake available in restaurants and stores is sold in larger, more expensive formats; however, our ability to sell a single glass of core and experimental styles in the taproom as well as small-format bottled sake will set us apart. Our approach gives the consumer a low-risk option and ensures freshness.

Founder/Brewer Todd Bellomy

Todd Bellomy has 14+ years of experience working in the alcohol industry, with nearly 5 of those years dedicated to sake in Massachusetts. An experienced sake brewer, he is also well-versed in all aspects of running a sake brewery, including regulatory compliance, public relations, brand development, consumer education, sales, and quality assurance. He holds certifications as a Cicerone and Sake Advisor.

Todd Bellomy has focused his years of experience on crafting a unique vision for Farthest Star Sake. He has already engaged in market-building locally, including conducting numerous sake tastings at area stores, sake dinners at restaurants, and speaking engagements. Behind the scenes, Todd has analyzed rice varieties, water chemistry, raw materials, equipment, and brewery design, and is well-connected in the North American and international brewing community. Todd is well-positioned to open a new sake brewery with minimal time for research and development. His set up time will be focused on buildout, PR, staffing, and pre-opening brewing.

Todd is eager to share a glass of Farthest Star sake with you!

Revenue Streams

Our sake brewery and taproom model creates multiple revenue streams.

In addition to sake sales through self-distributed cases and kegs, bar-filled can growlers (crowlers), taproom bottle sales, and taproom pours, other sales opportunities include:

- Taproom snacks and non-alcoholic beverages

- Merchandise (T-shirts, etc.)

- Events and sake education classes

- Sake kasu (lees) sales to chefs and confectioners

- Distillery partnership to make shochu from sake kasu

- Sake-influenced beer brewed off-site, but fermented in-house for draft sales

- House-made rice-based non-alcoholic beverage, served carbonated, for non-drinkers and underage visitors

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	November 4, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$150,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Leasehold Improvements	$37,500	$48,000
Equipment	$32,000	$52,000
Pre-paid	$6,000	$9,000
Inventory	$18,500	$32,000
Mainvest Compensation	$6,000	$9,000
TOTAL	$100,000	$150,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button

- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	5.0 - 7.5%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.85 x 1.7 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.41%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 5.0% and a maximum rate of 7.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	5.0%
$112,500	5.6%
$125,000	6.2%
$137,500	6.9%
$150,000	7.5%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.85x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.7x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Convertible Promissory Notes
Number of Shares Outstanding	Please refer to section Q
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	The convertible promissory notes are convertible to equity securities, whereas the revenue sharing notes being offered are debt securities that are not convertible into equity. Please refer to Section Q for details
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Todd Bellomy	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

Farthest Star, LLC (the "Company") began an offering of up to $600,000, subject to increase by the Company, of convertible promissory notes (the "Notes") on August 25, 2020. The Notes will convert into equity of the Company (i) upon an equity financing raising at least $350,000 prior to the maturity date or (ii) on the maturity date, which is the earlier to occur of (a) August 31, 2026 and (b) the date that is 36 months after the date on which the Company commences the distribution or sale of alcoholic beverages. The offering will continue until terminated by the Company.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Farthest Star, LLC was established in Fall, 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider the factors outlined in the risk section as well.

Other outstanding debt or equity

As of 8/10/2020, Farthest Star, LLC has founder debt of $65,000 outstanding.

Please refer to Section (Q) for additional information about the Company's concurrent Convertible Note offering.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$94,850	$478,610	$685,712	$791,135	$899,065
Cost of Goods Sold	$21,474	$93,471	$170,698	$197,432	$230,736
Gross Profit	$73,376	$385,139	$515,014	$593,703	$668,329
EXPENSES					
Recurring Expenses	$107,933	$248,050	$316,657	$394,898	$491,224
Operating Profit	$-34,557	$137,089	$198,357	$198,805	$177,105

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTORS DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V